DOMINIX, INC.                                   142 West 36th Street - 2nd Floor
                                                New York, NY 10018



December 1, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dominix, Inc. Registration Statement on Form SB-2xxxxxxxxxxx

Ladies and Gentlemen:

         Please be advised that the above captioned corporation hereby withdraws its registration statement on Form SB-2 filed during October 2000.

         Please file-stamp the enclosed copy of this letter and return same to the undersigned in the self-addressed stamped envelope.

         Very truly yours,



         DOMINIX, INC.



         By: /s/ Ray Vahab
            --------------------
         Ray Vahab
         Chairman